SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 March 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 14 March 2005
99.2	Director Shareholding dated 14 March 2005
99.3	Transaction in Own Shares dated 15 March 2005
99.4	Transaction in Own Shares dated 16 March 2005
99.5	Directors Share Interests dated 17 March 2005
99.6	Transaction in Own Shares dated 17 March 2005

Exhibit 99.1

14 March 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 700,000 of its ordinary shares at a price of
659.2464p per share.

END

Exhibit 99.2

14 March 2005

                                                 InterContinental Hotels Group PLC

                                                  Directors' Interests in Shares

In respect of the conditional  rights over  InterContinental  Hotels Group PLC  ("Company")  ordinary shares awarded to a number of directors on 18 June 2003 under the Company's  Performance  Restricted  Share Plan ("PRSP"),  the following  numbers of shares were transferred from the Company's Employee Share Ownership Trust ("ESOT") on 11 March 2005:

Director                                  Number of shares transferred

Mr R M Hartman                               50,368
Mr R L Solomons                              38,978

The awards are based on performance  to 31 December 2004 and relate to the Company's  total  shareholder  return against a group of
11 other comparator  companies.  The Company finished in fourth place and,  accordingly,  60% of the maximum potential award vested on 11 March 2005,  in  accordance  with the rules of the Plan.  The share  numbers  shown above are net of income tax  liabilities.
Mr S D Porter's entitlement to 46,127 shares under the PRSP was settled in cash.

Following  the release of the above shares,  the Employee  Share  Ownership  Trust will hold  2,261,793  IHG shares.  The following directors,  who are among the  potential  beneficiaries  of the ESOT- Mr A P  Cosslett,  Mr R M  Hartman,  Mr S D Porter and Mr R L
Solomons - are technically deemed to be interested in those shares.

                                                 ---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann                                    Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

END

Exhibit 99.3

15 March 2005

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 785,000 of its ordinary shares at a price of 649.9299p per share.

END

Exhibit 99.4

16 March 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 652.275p per share.

END

Exhibit 99.5

17 March 2005

                                                 InterContinental Hotels Group PLC

                                                  Directors' Interests in Shares

The following  Directors of  InterContinental  Hotels Group PLC ("IHG" or the "Company")  have been awarded  conditional  rights to acquire the numbers of ordinary IHG shares shown below under the Company's  Short Term Deferred  Incentive  Plan ("the Plan").  The
Awards were made on 16th March 2005.

                                            Number of IHG shares awarded
Director                                     (including matching shares)
                                             ---------------------------------------

Mr R M Hartman                               88,341
Mr S D Porter                                80,934
Mr R L Solomons                              87,061

Under the terms of the Plan,  participants are normally paid their annual  performance  bonus in IHG shares,  deferred over a three year period.  The shares will normally be released in equal amounts on the first,  second and third  anniversary of the award date, and are conditional on the directors' continued employment with the Group until each release date.

The above figures  include  matching shares awarded by the Company of 0.5 times the deferred  amount,  in accordance with the terms of the Plan.

                                                 ---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann                                    Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

END

Exhibit 99.6

17 March 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 647.5449p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 March 2005